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WILLIAM J. REILLY, ESQ.
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 WILLIAM J. REILLY
     ATTORNEY AT LAW

 JOSEPH W. PLUNKETT, JR.
     BRIAN DONNARD
             OF COUNSEL

February 10, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Attention:  Ms. Janice McGuirk

RE:	InnerLight Holdings, Inc.
File No. 333--152430 (Form S-1/A3)

Dear Ms. McGuirk:

The attached Amendment No. 3 to the above-referenced filing has been filed on EDGAR and a hard copy is submitted (in redline format) in response to your comments by letter dated January 30, 2009.    This Amendment reflects the  audited financial statements and narrative information through the fiscal quarter ended September 30, 2008, and also provides shareholder information current to February 9, 2009.

With respect to the comments related to the Form S-1/A3, please note the following amendments to that Registration, keyed to the numerated comments of your letter and with reference to the appropriate pages of Amendment No. 3:

(1)	We have included the requested information on the Back Cover.

(2)	A Risk Factor as requested has been added at page 8. However, as of the audited quarterly period ended September 30, 2008 there is no going concern paragraph.

(3)	A Risk Factor as requested has been added at page 8.

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SEC Comment Reply January 30, 2009

(4)	We have expanded the Notes to the table to more clearly the use of proceeds. These additions have been made at page 12.

(5)	We have clarified the internal development process for new products at page 16.

(6-8)	Additional product and distributor information has been provided pages 16-19. In addition, as requested the DSA Compensation Agreement and the DSA Policies and Procedures have been filed as Exhibits.

(9)	We have added additional information regarding our suppliers at page 16. There are no contractual agreements in place with any manufacturers or suppliers.

(10-12)
The Risk Factor at page 6 has been retitled to highlight the significant portion of revenues derived from foreign operations.  In addition, further revisions have been made at page 19 as well as in the MD&A section at page 22.  The discontinued operations are also explained in Note 2 to the financial statements at page F-8.

(13)	We have clarified the Registrant’s compliance with current cGMP requirements at page 20.

(14)	We have clarified the Registrant’s compliance with U.S. and foreign currency regulations at page 21.

(15)
The disclosure of the final settlement of the legal proceedings which had been commenced against The Quigley Corporation has been added at page 21, as well as in the Subsequent Events Note 13 at page F-11.

(16)	We have provided additional disclosure in the Overview at page 22 which we believe adequately sets forth the events, trends, risks and uncertanties faced by the Registrant in its business operations.

(17-19)	We have made additional disclosure and explanation at page 27.

(20)	The requested information has been updated to December 31, 2008.

(21-23)	The Exhibits have been filed as requested.

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SEC Comment Reply January 30, 2009

(24-26)	The Subscription Agreement has been revised and filed as an amended Exhibit.

(27-29)	The Legality Opinion has been revised and filed as amended Exhibit 5.1.

(30)	We believe that the first paragraph of the opinion sets forth the scope of the audit, and is incorporated by reference in the opinion paragraph.

(31)	The duplication has been removed.

(32)
The independent public accounting firm has advised us that the first date was appropriate as the end of field work for the audit period.  The second date is due to the subsequent event and field work related to the subsequent event (see Note 13 at page F-11).

(33)
The going concern paragraph was not “removed from an audit report”.  The new audit report was issued upon completion of the quarterly audit for the period ended September 30, 2008, at which time the explanatory paragraph was deemed to be inappropriate.

(34)	The currently dated consents are included.

(35)
Clarification of the dates is included on face statement of the Statement of Operations and in Note 1 to the Consolidated Financial Statements. The commencement date of Innerlight Holdings, Inc. and the effective date of the acquisition differ, but no material transactions occurred between the two dates of February 21 and February 29, 2008.

(36)	Revision was made on F-3 to correct the earnings per share amounts.

(37)	See discussion of the classification of warrants in Note 7 – F-9. The warrants have been reclassified as debt. Reclassification will be made if/when the stock becomes registered.

(38)	The disclosures required by SFAS No. 144 have been made in Note 2 – F-8.

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SEC Comment Reply January 30, 2009

(39)	The segment disclosures required by SFAS No. 131 have been made in Note 10 – F-10.

Thank you for guidance and your attention to this matter.

Very truly yours,

WILLIAM J. REILLY

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SEC Comment Reply January 30, 2009